Waterdrop Inc.

Block C, Wangjing Science and Technology Park

No. 2 Lize Zhonger Road

Chaoyang District, Beijing 100102

People’s Republic of China

October 3, 2023

VIA EDGAR

Mr. Robert Klein

Mr. Michael Henderson

Ms. Susan Block

Ms. Madeleine Joy Mateo

Ms. Jennifer Thompson

Mr. Austin Pattan

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Waterdrop Inc. (the “Company”)

Correspondence dated August 29, 2023

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on April 17, 2023

File No. 001-40376

Dear Mr. Klein, Mr. Henderson, Ms. Block, Ms. Mateo, Ms. Thompson and Mr. Pattan,

This letter sets forth the Company’s responses to the comments contained in the letter dated September 19, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 17, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Correspondence dated August 29, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 153

1.

We note your response to prior comment 9. We also note from the information about Dr. Peng Shen on page 116 of your Form 20-F that he is a member of the Standing Committee of the Beijing Federation of Industry and Commerce. Please provide us with the following information:

•

Tell us more about the Beijing Federation of Industry and Commerce, including whether it is affiliated with the All-China Federation of Industry and Commerce and whether it has any ties to the Chinese Communist Party.

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

October 3, 2023

The Company respectfully advises the Staff that Beijing Federation of Industry and Commerce is the local branch of the All-China Federation of Industry and Commerce. Beijing Federation of Industry and Commerce is a civil organization comprising primarily of the entrepreneurs in the private sector. It plays an important role in organizing the entrepreneurs in the private sector to participate in the social affairs. It is led by the Chinese Communist Party. The operation of the organization is under the guidance of the Chinese Communist Party but it is not part of the Chinese Communist Party.

•	Tell us whether Dr. Shen is a member of the Chinese Communist Party. We note that your response to prior comment 9 only addresses whether he is an official of the Chinese Communist Party.

The Company respectfully advises the Staff that Dr. Shen is not a member of the Chinese Communist Party.

•

Tell us whether Dr. Shen has any current or prior memberships on, or affiliations with, committees of the Chinese Communist Party or any organizations led by or with significant ties to the Chinese Communist Party.

The Company respectfully advises the Staff that apart from Dr. Shen’s membership in the Standing Committee of the Beijing Federation of Industry and Commerce and the All-China Federation of Industry and Commerce, Dr. Shen is also a member of certain organizations led by the Chinese Communist Party, including China National Democratic Construction Association (“CNDCA”) and certain other youth or young entrepreneur associations that are committed to promoting youth participation in social affairs and/or youth entrepreneurship, among other things. CNDCA is a political party mainly comprised of business people, industry experts and scholars. The operations of these organizations are under the guidance of the Chinese Communist Party but none of them is a part of the Chinese Communist Party.

•	Confirm, if true, that you continue to believe Dr. Shen is not an official of the Chinese Communist Party. In so doing, address how you considered the above factors.

The Company confirms that Dr. Shen is not an official of the Chinese Communist Party. On the one hand, he is not a member of the Chinese Communist Party, let alone an official. On the other, although some of these organizations are under the guidance of the Chinese Communist Party, these organizations are not part of the Chinese Communist Party and have their own objectives, and carry out the daily operations on their own. Dr. Shen does not perform any senior leadership, decision-making, or policy-forming role in these organizations.

*  *  *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 10 5339 4997 or yangguang@shuidi-inc.com or the Company’s U.S. counsel, Yuting Wu of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8225 or yuting.wu@skadden.com.

Very truly yours,

/s/ Guang Yang
Guang Yang
Vice President of Finance

cc:	Peng Shen, Chairman of the Board of Directors and Chief Executive Officer, Waterdrop Inc.

Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP